Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports third quarter 2022 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, net debt, last-in, first-out (LIFO) inventory valuation methodology and free funds flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

Calgary, Alberta (November 2, 2022) – “As we drive the focus of the company on operational execution, we delivered $4.5 billion in adjusted funds from operations in the third quarter, the second highest in the company’s history, driven by strong refinery throughput in the downstream, delivery of solid upstream production as we executed planned maintenance, consistent with what we have previously communicated, and a solid business environment,” said Kris Smith, Interim President and Chief Executive Officer. “Those strong operating cash flows, as well as proceeds from asset dispositions in the quarter, supported the execution of our capital allocation strategy. We returned approximately $1.7 billion of value to shareholders during the third quarter, and the recently completed debt tender of approximately $3.6 billion represents structural long-term debt reduction.”

•	Adjusted funds from operations increased to $4.473 billion ($3.28 per common share) in the third quarter of 2022, compared to $2.641 billion ($1.79 per common share) in the prior year quarter. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.449 billion ($3.26 per common share) in the third quarter of 2022, compared to $4.718 billion ($3.19 per common share) in the prior year quarter.

•	Adjusted operating earnings increased to $2.565 billion ($1.88 per common share) in the third quarter of 2022, compared to $1.043 billion ($0.71 per common share) in the prior year quarter. The company had a net loss of $609 million ($0.45 per common share) in the third quarter of 2022, compared to net earnings of $877 million ($0.59 per common share) in the prior year quarter. The net loss in the third quarter of 2022 included a non-cash impairment charge of $3.397 billion against the company’s share of the Fort Hills assets, a $723 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt recorded in financing expenses and a $866 million income tax recovery related to the items noted.

•	Oil Sands generated $3.257 billion in adjusted funds from operations(1) in the third quarter of 2022, compared to $1.745 billion in the prior year quarter. Production from the company’s Oil Sands assets was 646,000 barrels per day (bbls/d) in the third quarter of 2022, compared to 605,100 bbls/d in the prior year quarter. Production in the current period reflects increased production at Oil Sands Base due to decreased planned maintenance activities in the current quarter, increased production at Fort Hills and the impact of planned turnaround activities at Syncrude.

•	In the third quarter of 2022, reliable operations resulted in refinery crude throughput of 466,600 bbls/d and utilization of 100%, compared to 460,300 bbls/d and 99%, respectively, in the prior year quarter. The company leveraged its extensive domestic sales network and export channels to achieve refined product sales of 577,300 bbls/d, compared to 551,500 bbls/d in the prior year quarter. As a result, Refining and Marketing (R&M) generated approximately $1.8 billion in adjusted funds from operations(1), excluding the impacts of a first-in, first-out (FIFO) inventory valuation loss(2) of $585 million, compared to approximately $1.0 billion of adjusted funds from operations in the prior year quarter, excluding the impacts of a $91 million FIFO gain.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

•	In the third quarter of 2022, Suncor continued to deliver on its strategy of growing shareholder returns, returning approximately $1.7 billion of value to its shareholders through approximately $1.0 billion in share repurchases and $638 million of dividends, compared to approximately $1.0 billion in the prior year quarter through $704 million in share repurchases and $309 million of dividends. As at October 31, 2022, since the start of the year, the company has repurchased approximately $4.6 billion of its common shares, representing approximately 104.7 million common shares at an average share price of $44.01 per common share, or the equivalent of 7.3% of its common shares as at December 31, 2021.

•	In support of its debt reduction and annual capital allocation targets, the company reduced net debt by approximately $1.8 billion in the third quarter of 2022, excluding the impact of a $723 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt.

•	Subsequent to the quarter, Suncor executed a debt tender offer and, as a result, repaid approximately $3.6 billion of its various notes below par. This structural reduction of long-term debt was executed during opportunistic market conditions and demonstrates the company’s confidence in its business and commitment to reducing net debt.

•	In alignment with Suncor’s strategy to maximize value through its core business, the company continues to optimize and streamline its portfolio. In the third quarter of 2022, the company completed the sale of its Exploration and Production (E&P) assets in Norway. Subsequent to the third quarter of 2022, the company reached an agreement for the sale of its wind and solar assets for gross proceeds of approximately $730 million, before closing adjustments and other closing costs, which is expected to be completed in the first quarter of 2023. The sale process for the company’s U.K. E&P portfolio is progressing, with a sale anticipated to close within the next twelve months.

•	Subsequent to the third quarter of 2022, Suncor entered into an agreement, subject to regulatory approval and other closing conditions, to acquire Teck Resources Limited (Teck) 21.3% working interest in Fort Hills Energy L.P. (Fort Hills) and its associated sales and logistics agreements for $1.0 billion, before closing adjustments and other closing costs, bringing the total aggregate working interest of Suncor and its affiliate to 75.4%. The transaction meets Suncor’s return objectives and builds upon the company’s strategy to optimize its portfolio around its core assets. The transaction is expected to close in the first quarter of 2023.

Financial Results

Adjusted Operating Earnings

Suncor’s adjusted operating earnings increased to $2.565 billion ($1.88 per common share) in the third quarter of 2022, compared to $1.043 billion ($0.71 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations, reflecting the improved business environment in the current quarter, and higher upstream production. The increase in adjusted operating earnings was partially offset by increased income taxes, royalties and operating expenses in the current quarter. The increase in operating expenses was primarily related to a significant increase in commodity input costs, increased maintenance and higher costs associated with increased Oil Sands production. Adjusted operating earnings were also impacted by a weakening in benchmark pricing during the current quarter, compared to a strengthening in benchmark pricing in the prior year quarter, resulting in a FIFO inventory valuation loss partially offset by a realization of intersegment profit in the third quarter of 2022, compared to a FIFO inventory valuation gain partially offset by a deferral of intersegment profit in the third quarter of 2021.

Net Earnings

The company had a net loss of $609 million ($0.45 per common share) in the third quarter of 2022, compared to net earnings of $877 million ($0.59 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings discussed above, the net loss for the third quarter of 2022 included a non-cash impairment of $3.397 billion against the company’s share of the Fort Hills assets, a $723 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt recorded in financing expenses, the recognition of $147 million of insurance proceeds related to the company’s assets in Libya recorded in other income (loss), a $65 million foreign exchange loss related to the sale of the company’s share of its E&P assets in Norway, a $7 million unrealized gain on risk management activities recorded in other income (loss) and an $857 million income tax recovery related to the items noted. Net earnings in the prior year quarter included a $282 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a non-cash impairment reversal of $221 million against the company’s share of the Terra Nova assets, an $80 million loss for the early repayment of long-term debt, a $22 million unrealized loss on risk management activities recorded in other income (loss) and a $3 million income tax expense related to the items noted.

Adjusted Operating Earnings Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Net (loss) earnings	(609)	877	6 336	2 566
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	723	282	929	(88)
Unrealized (gain) loss on risk management activities	(7)	22	(101)	8
Asset impairment (reversal)	3 397	(221)	2 752	(221)
Recognition of insurance proceeds	(147)	–	(147)	–
Loss on significant disposal	65	–	65	–
Restructuring charge	–	–	–	168
Loss on early repayment of long-term debt	–	80	–	80
Income tax (recovery) expense on adjusted operating earnings adjustments	(857)	3	(700)	(2)
Adjusted operating earnings(1)	2 565	1 043	9 134	2 511

(1)	Adjusted operating earnings is a non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP Financial Measures section of this news release.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations increased to $4.473 billion ($3.28 per common share) in the third quarter of 2022, compared to $2.641 billion ($1.79 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.449 billion ($3.26 per common share) for the third quarter of 2022, compared to $4.718 billion ($3.19 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a use of cash associated with the company’s working capital balances in the third quarter of 2022, compared to a significant source of cash in the prior year quarter. The source of cash in the prior year quarter was primarily due to an increase in accounts payable and accrued liabilities and the receipt of the company’s 2020 federal income tax refund.

Operating Results

Suncor’s total upstream production increased to 724,100 barrels of oil equivalent per day (boe/d) in the third quarter of 2022, compared to 698,600 boe/d in the prior year quarter, reflecting increased production from the company’s Oil Sands assets, which was partially offset by decreased production from the company’s E&P assets.

The company’s non-upgraded bitumen production increased to 240,900 bbls/d in the third quarter of 2022, compared to 199,600 bbls/d in the third quarter of 2021, primarily due to increased production from Fort Hills. Production from the company’s In Situ assets in the third quarter of 2022 was comparable to the prior year quarter. At Fort Hills, as the company begins the execution of its mine improvement plan, reduced volumes are expected in the fourth quarter of 2022, as well as into the first quarter of 2023.

The company’s net synthetic crude oil production was 405,100 bbls/d in the third quarter of 2022, comparable to 405,500 bbls/d in the third quarter of 2021. Production at Syncrude in the third quarter of 2022 was impacted by planned turnaround activities, resulting in upgrader utilization of 67%, compared to 91% in the prior year quarter. At Oil Sands Base, upgrader utilization increased to 80%, compared to 66% in the prior year quarter, reflecting lower planned maintenance activities in the current quarter, as the prior year quarter was impacted by a significant planned turnaround at Upgrader 2. Subsequent to the quarter, the company successfully completed its turnaround activities.

E&P production during the third quarter of 2022 was 78,100 boe/d, compared to 93,500 boe/d in the prior year quarter. The decrease in production was primarily due to the sale of the company’s working interest in the Golden Eagle Area Development in the fourth quarter of 2021, the impact of planned turnaround activities at Hibernia in the third quarter of 2022, and natural declines, partially offset by increased production from Norway.

Refinery crude throughput was 466,600 bbls/d and refinery utilization was 100% in the third quarter of 2022, compared to 460,300 bbls/d and 99% in the prior year quarter, reflecting strong utilizations across all refineries in both periods. Refined product sales in the third quarter of 2022 increased to 577,300 bbls/d, compared to 551,500 bbls/d in the prior year quarter. The increase in refined product sales reflected increased demand in the current period, combined with the company’s ability to leverage its extensive domestic sales network and export channels.

“Strong operations at our refining assets resulted in the third highest crude throughput in our company’s history, and contributed to strong refined product sales during the quarter,” said Smith. “Increased utilization of the interconnecting pipelines helped to minimize the impact of significant planned upstream turnaround activities in the third quarter. All major planned maintenance on our assets has been completed early in the fourth quarter, and we remain focused on safe, reliable operations.”

The company’s total operating, selling and general expenses were $3.075 billion in the third quarter of 2022, compared to $2.768 billion in the prior year quarter. The increase was mainly due to a significant increase in commodity input costs, including higher natural gas prices, increased maintenance and higher costs associated with increased Oil Sands production. The company’s exposure to higher natural gas costs is partially mitigated by revenue from power sales that is recorded in operating revenues.

Strategy Update

Suncor’s top priority is improving its safety and operational performance. The company’s ability to deliver on its operational excellence priorities and drive improved operating performance, by operating safely, reliably and efficiently, is underpinned by Suncor’s value of safety above all else. Suncor aims to further grow its profitability by focusing the company’s capital investments on high-value cash flow initiatives that support its incremental free funds flow targets, while continuing to adjust and streamline its portfolio to optimize its base business.

The company has made disciplined decisions to adjust and streamline its portfolio to enable greater fit and focus of its portfolio. During the third quarter of 2022, the company completed the sale of its E&P assets in Norway for gross proceeds of approximately $430 million, before closing adjustments and other closing costs. Subsequent to the third quarter of 2022, the company reached an agreement for the sale of its wind and solar assets for gross proceeds of approximately $730 million, before closing adjustments and other closing costs. The sale is pending regulatory approval, and is expected to be completed in the first quarter of 2023. The sale process for the company’s U.K. E&P portfolio is progressing, with a sale anticipated to close within the next twelve months. The company is also undertaking a strategic review of its downstream retail business with the goal of unlocking long-term value. The strategic review is expected to be completed in the fourth quarter of 2022, at which time an update will be provided.

Subsequent to the third quarter of 2022, Suncor entered into an agreement, subject to regulatory approval and other closing conditions, to acquire Teck’s 21.3% working interest in Fort Hills and its associated sales and logistics agreements for $1.0 billion, before closing adjustments and other closing costs, bringing the total aggregate working interest of Suncor and its affiliate to 75.4%. The transaction meets Suncor’s return objectives, providing long-term value for the company by adding approximately 40,000 bbls/d of bitumen production capacity, and builds upon the company’s strategy to optimize its portfolio around its core assets. The transaction is expected to close in the first quarter of 2023.

“We continue to optimize and streamline our portfolio to concentrate our efforts on, and drive value from, our core business. We have completed our Norway asset sale, have reached an agreement for the sale of our wind and solar assets and are progressing the sale of our U.K. E&P portfolio,” said Smith. “The acquisition of additional interest in Fort Hills is a strategic fit with our focus on core assets, and underscores our confidence in the long-term value of the Fort Hills project.”

The company is committed to allocating excess funds in accordance with its capital allocation framework; strengthening its balance sheet through debt reductions and maximizing shareholder returns. In the third quarter of 2022, the company returned approximately $1.7 billion of value to its shareholders through approximately $1.0 billion in share repurchases and the payment of $638 million of dividends. The company also reduced net debt by approximately $1.8 billion in the third quarter of 2022, excluding the impact of a $723 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt. Net debt was $14.584 billion as at the end of the third quarter, reflecting the achievement of the company’s 2025 targeted net debt range of $12 billion to $15 billion. As at September 30, 2022, since the beginning of the year, the company has reduced net debt by approximately $2.5 billion, excluding the impact of a $929 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt. The company remains on track with its previously articulated capital allocation framework, and depending on the business environment, expects to increase its share buyback allocation to 75% by the end of the first quarter of 2023.

Subsequent to the third quarter of 2022, the company executed a debt tender offer and, as a result, repaid approximately $3.6 billion of its various notes below par. This significant structural long-term debt reduction, which was executed during opportunistic market conditions, advances the company’s debt reduction and annual capital allocation targets, and is expected to reduce long-term financing costs and provide ongoing balance sheet flexibility.

As at October 31, 2022, since the start of the year, the company has repurchased approximately $4.6 billion of its common shares, representing approximately 104.7 million common shares, or the equivalent of 7.3% of its common shares as at December 31, 2021.

“We are allocating excess funds in accordance with our capital allocation framework, returning value to our shareholders through shareholder returns of $1.7 billion in the third quarter, and strengthening our balance sheet,” said Smith. “The recent execution of the debt tender offer, during opportunistic market conditions, and our decision to significantly upsize the offer to $3.6 billion demonstrates confidence in our business and our commitment to reducing net debt.”

The company continues to advance a number of strategic initiatives that are expected to contribute to its incremental free funds flow target through increased revenue and reductions in operating costs, capital expenditures and reclamation spending. The company expects to achieve an additional approximately $400 million of incremental free funds flow by the end of 2022, building on the incremental $465 million achieved in 2021, through the implementation of digital, process and technology initiatives. The operating cost portion of the savings generated from these improvement initiatives is helping to offset inflationary pressures and increased mining costs in the company’s Oil Sands business. The company continues to progress towards realizing $100 million of annual gross synergies for the Syncrude joint venture owners in 2022, with an additional $200 million of annual gross synergies expected to be realized through 2023-2024.

In E&P Canada, investment in the Terra Nova Floating, Production, Storage and Offloading facility related to the Asset Life Extension Project is ongoing and the asset is anticipated to sail back to Canada later in the fourth quarter of 2022, for a safe return to production in early 2023.

Reducing greenhouse gas emissions is a key component of the company’s business strategy and long-term vision. In support of Suncor’s ambition to be net-zero by 2050, the company has continued to work collaboratively with industry peers through the Pathways Alliance and also with Federal and Provincial governments. Significant progress has been achieved to progress the Alliance’s foundational carbon capture project, which is an essential part of the path to net-zero.

Corporate Guidance

Suncor has updated its full-year business environment outlook assumptions for Brent Sullom Voe from US$101.00/bbl to US$103.00/bbl, WTI at Cushing from US$97.00/bbl to US$95.00/bbl, WCS at Hardisty from US$80.00/bbl to US$77.00/bbl, New York Harbor 2-1-1 crack from US$41.50/bbl to US$48.00/bbl, AECO-C Spot from $5.90/GJ to $5.00/GJ and the Cdn$/US$ exchange rate from 0.78 to 0.77 due to changes in key forward curve pricing for the remainder of the year.

The company has also updated its full-year U.K. statutory tax rate range from 37% - 42% to 47% - 52% due to the enactment of the UK Energy Profits Levy in the third quarter of 2022.

For further details and advisories regarding Suncor’s 2022 corporate guidance, see www.suncor.com/guidance.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, net debt, last-in, first-out (LIFO) inventory valuation methodology and free funds flow and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings is reconciled to net earnings in the news release above.

Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings. Comparative periods have been restated to reflect this change.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
(Loss) earnings before income taxes(1)	(1 193)	629	637	590	753	848	(676)	(753)	–	–	(479)	1 314
Adjustments for:
Depreciation, depletion, amortization and impairment	4 463	1 098	141	(98)	207	193	41	25	–	–	4 852	1 218
Accretion	64	60	15	14	3	2	(1)	–	–	–	81	76
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	–	–	–	–	–	–	723	282	–	–	723	282
Change in fair value of financial instruments and trading inventory	(44)	(30)	44	15	196	68	–	(1)	–	–	196	52
Loss (gain) on disposal of assets	(1)	–	65	–	1	(10)	–	1	–	–	65	(9)
Loss on extinguishment of long-term debt	–	–	–	–	–	–	–	80	–	–	–	80
Share-based compensation	(8)	2	(1)	–	(6)	1	(14)	(2)	–	–	(29)	1
Settlement of decommissioning and restoration liabilities	(56)	(67)	(1)	(1)	(7)	(7)	–	1	–	–	(64)	(74)
Other	32	53	(6)	1	27	18	27	15	–	–	80	87
Current income tax expense	–	–	–	–	–	–	–	–	(952)	(386)	(952)	(386)
Adjusted funds from (used in) operations(1)	3 257	1 745	894	521	1 174	1 113	100	(352)	(952)	(386)	4 473	2 641
Change in non-cash working capital											(24)	2 077
Cash flow provided by operating activities											4 449	4 718

(1)	Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings (loss) before income taxes(1)	4 008	1 656	2 643	1 188	4 177	2 268	(2 050)	(1 596)	–	–	8 778	3 516
Adjustments for:
Depreciation, depletion, amortization and impairment	6 847	3 348	(235)	195	618	610	91	67	–	–	7 321	4 220
Accretion	185	179	45	43	6	5	(1)	–	–	–	235	227
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	–	–	–	–	–	–	929	(88)	–	–	929	(88)
Change in fair value of financial instruments and trading inventory	(87)	(74)	5	(39)	71	50	–	–	–	–	(11)	(63)
(Gain) loss on disposal of assets	(2)	–	65	–	(10)	(18)	–	(7)	–	–	53	(25)
Loss on extinguishment of long-term debt	–	–	–	–	–	–	–	80	–	–	–	80
Share-based compensation	73	25	1	1	20	13	67	41	–	–	161	80
Settlement of decommissioning and restoration liabilities	(203)	(174)	(19)	(2)	(12)	(11)	(1)	–	–	–	(235)	(187)
Other	81	156	(46)	–	28	45	(2)	50	–	–	61	251
Current income tax expense	–	–	–	–	–	–	–	–	(3 380)	(898)	(3 380)	(898)
Adjusted funds from (used in) operations(1)	10 902	5 116	2 459	1 386	4 898	2 962	(967)	(1 453)	(3 380)	(898)	13 912	7 113
Change in non-cash working capital											(2 156)	2 036
Cash flow provided by operating activities											11 756	9 149

(1)	Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	September 30	December 31
($ millions, except as noted)	2022	2021
Short-term debt	2 837	1 284
Current portion of long-term debt	–	231
Current portion of long-term lease liabilities	305	310
Long-term debt	13 496	13 989
Long-term lease liabilities	2 605	2 540
Total debt	19 243	18 354
Less: Cash and cash equivalents	4 659	2 205
Net debt	14 584	16 149

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Cash flow provided by operating activities	4 449	4 718	11 756	9 149
(Add) deduct change in non-cash working capital	(24)	2 077	(2 156)	2 036
Adjusted funds from operations	4 473	2 641	13 912	7 113
Less capital expenditures including capitalized interest(1)	(1 379)	(1 221)	(3 685)	(3 371)
Free funds flow	3 094	1 420	10 227	3 742

(1)	Excludes capital expenditures related to assets held for sale of $38 million in the third quarter of 2022 and $93 million in the first nine months of 2022.

Impact of First in, First out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: statements regarding Suncor's agreement to acquire Teck's 21.3% working interest in Fort Hills, including the expected benefits therefrom, the timing of closing and Suncor's belief that it is a strategic fit with its focus on core assets and underscores its confidence in the long-term value of the Fort Hills project; statements regarding Fort Hills, including those related to expected volumes; statements about Suncor's 2025 targeted net debt range of $12 billion to $15 billion, the company's expectation that it remains on track with its previously articulated capital allocation framework and that the company will increase its share buyback allocation to 75% by the end of the first quarter of 2023; Suncor's commitment to improving its safety and operational performance and the steps it will take to do so in order to achieve its operational excellence priorities and Suncor's aim to further grow its profitability by focusing on the company's capital investments on high-value cash flow initiatives that support its incremental free funds flow targets while continuing to adjust and streamline its portfolio to optimize its base business; Suncor's expectation that the sale of its wind and solar assets will close in the first quarter of 2023 and the expected gross proceeds therefrom and statements regarding the potential sale of Suncor's U.K. E&P portfolio, including the expectation that it will close within the next twelve months; statements regarding Suncor's strategic review of its downstream retail business, including the goals, process and anticipated timing for the review to be completed; statements about Suncor's incremental free funds flow target, including with respect to the strategic initiatives that are expected to contribute to the target and the company's expectation that it will achieve an additional $400 million of incremental free funds flow in 2022, primarily driven by the implementation of digital, process and technology initiatives; Suncor's belief that the Norway asset sale, the sale of its wind and solar assets and the U.K. E&P portfolio will enable a sharpened focus on Suncor's core business; expectations regarding Suncor's operatorship of the Syncrude asset, including that the Suncor is continuing to progress towards realizing $100 million of annual gross synergies for the Syncrude joint venture owners in 2022, with an additional $200 million of annual gross synergies expected to be realized through 2023-2024; Suncor's expectation that it will remain committed to its capital allocation framework, its plan to accelerate its capital allocation plan and allocate incremental free funds flow in accordance therewith, with excess funds being allocated towards debt repayment and share buybacks based on net debt levels and the expected timing that it will reach such net debt levels; statements about the Terra Nova Floating, Production, Storage and Offloading facility and the Asset Life Extension Project, including that the asset is on track to sail back to Canada later in the fourth quarter of 2022 for a safe return to production in early 2023; statements regarding Suncor's ambition to be net zero by 2050 and its belief that the Pathways Alliance's carbon capture project will be an essential part of the path to net zero; Suncor's full-year outlook range on full-year U.K. statutory tax rate and the Cdn$/US$ exchange rate as well as business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, New York Harbor 2-1-1 crack and AECO-C Spot. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 23, 2022, Form 40-F dated February 24, 2022, Suncor’s Report to Shareholders for the Third Quarter of 2022 dated November 2, 2022 (the MD&A), and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

To view a full copy of Suncor’s third quarter 2022 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedar.com or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's third quarter results, visit suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

Media inquiries:

833-296-4570
media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

(1)	Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change.

(2)	The estimated impact of the last-in, first-out (LIFO) method is a non-GAAP financial measure. FIFO inventory valuation includes the impact of commodity risk management activities.